Exhibit 99.1

JD.com Announces First Quarter 2018 Results

Beijing, China-—May 8, 2018-—JD.com, Inc. (NASDAQ: JD), China’s leading technology driven e-commerce company and retail infrastructure service provider, today announced its unaudited financial results for the quarter ended March 31, 2018.

First Quarter 2018 Highlights

•                                          Net revenues1 for the first quarter of 2018 were RMB100.1 billion (US$216.0 billion), an increase of 33.1% from the first quarter of 2017. Net service revenues for the first quarter of 2018 were RMB8.6 billion (US$1.4 billion), an increase of 60.0% from the first quarter of 2017.

•                                          Operating margin of JD Mall before unallocated items3 for the first quarter of 2018 was 2.1%, as compared to 2.2% for the same period last year.

•                                          Net income from continuing operations attributable to ordinary shareholders for the first quarter of 2018 was RMB1,524.9 million (US$243.1 million), compared to RMB298.8 million for the same period last year. Non-GAAP net income from continuing operations attributable to ordinary shareholders4 for the first quarter of 2018 was RMB1,047.4 million (US$167.0 million), compared to RMB1,321.9 million for the same period last year.

•                                          Diluted EPS and Non-GAAP Diluted EPS. Diluted net income per ADS from continuing operations for the first quarter of 2018 was RMB1.04 (US$0.17), compared to RMB0.21 for the first quarter of 2017. Non-GAAP diluted net income per ADS from continuing operations for the first quarter of 2018 was RMB0.71 (US$0.11), compared to RMB0.92 for the same quarter last year.

•                                          Annual active customer accounts increased by 27.6% to 301.8 million in the twelve months ended March 31, 2018 from 236.5 million in the twelve months ended March 31, 2017.

“Our core e-commerce business performed very well in the first quarter, as consumers continue to migrate to our model of convenient and trusted retail,” said Richard Liu, Chairman and CEO of JD.com. “Our ‘Retail as a Service’ strategy is also gaining momentum as brands, partners and companies in a variety of industries increasingly look to leverage JD’s unmatched technological infrastructure to take their businesses to the next level. We will continue to focus on building our technology capabilities to further enhance our customer experience and deepen the strength of our infrastructure.”

“In the first quarter of 2018, JD saw strong revenue growth and maintained a healthy balance between profitability and investing for the future,” said Sidney Huang, JD.com’s Chief Financial Officer. “We are making rapid progress in boundaryless retail innovations while expanding JD’s advanced nationwide fulfillment network that brings value to a wide range of brands and industry players.”

1  The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated.

2  The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 30, 2018, which was RMB6.2726 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

3  Unallocated items include revenue from business cooperation arrangements with equity investees, share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, and impairment of goodwill and intangible assets, which are not allocated to segments.

4  Non-GAAP net income/(loss) attributable to ordinary shareholders is defined to exclude share-based compensation, amortization of intangible assets resulting from acquisitions, fair value changes of long-term investments, and certain other non-cash gain or loss items from net income/(loss) attributable to ordinary shareholders. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Recent Business Developments

•                                          In April, JD.com announced strategic partnerships with two well-known Chinese retail brands to pursue “Boundaryless Retail Solutions” and provide customers with omni-channel shopping experiences. As part of the agreements, JD will help digitalize the brands’ physical stores in China, including integration of online and offline sales channels, warehousing systems and membership programs, leveraging JD’s advanced big data and AI technologies. JD will also provide integrated logistics and targeted marketing solutions to help the brands improve operating efficiency and enhance customer experience.

•                                          In April, as part of its “Retail as a Service” offering, JD.com leveraged its retail infrastructure to help Swiss luxury watchmaker Audemars Piguet launch its first ever online pop up boutique on the WeChat Mini-Program platform. JD.com offered full technical support, as well as tailored marketing, high-end logistics solutions and other services, to help the brand tap into the Chinese market.

•                                          In the first quarter, H.Moser&Cie., a top independent Swiss watchmaking brand, launched its first store in China on JD’s direct sales platform. In March, world famous watch brands TAG Heuer, SEIKO and MIDO launched “real-time purchases” on JD’s platform in parallel with the Baselworld Watch and Jewelry Show, enabling consumers to purchase their latest models online during the show.

•                                          In March, high-end Italian customized men’s wear brand CANALI and British luxury brand Mulberry joined JD.com’s independent online luxury fashion platform TOPLIFE, which brings high-end fashion and luxury items from around the globe directly to Chinese consumers and provides a curated, premium online shopping experience. Since its launch in 2017, TOPLIFE has attracted prominent international luxury brands including Saint Laurent, Alexander McQueen and Derek Lam, as well as La Perla, Rimowa (LVMH), B&O Play, Trussardi and DYSON, among others.

•                                          In March, JD.com officially launched “JD Umbrella,” an evaluation and incentive system designed to help home appliance brands optimize customer service levels on the JD platform thereby enhancing overall user experience. By monitoring service levels throughout the entire shopping process, from pre-sale to after-sale, the system provides service quality rankings of home appliance brands to help customers make purchasing decisions. The system also allows JD to incentivize its internal home appliance customer service representatives based on customer ratings.

•                                          During the first quarter, JD.com expanded its premium “Expedited Delivery” service including two-hour delivery for small and medium sized packages and three-hour delivery for large items, with coverage of more than 50 major cities and approximately 1,000 counties and districts in China. Additionally, JD Logistics launched a new premium logistics service with China Railway Corporation, leveraging domestic high-speed trains for secure, long-distance transportation of high-end goods and JD’s Luxury Express, a premium delivery service for luxury products, for last mile delivery. The combination creates a seamless network allowing customers to enjoy same-day delivery for high-end goods originating from non-local warehouses.

•                                          As of April 30, 2018, JD.com’s joint venture, New Dada, had partnered with 192 Walmart stores and 424 Yonghui stores, among numerous other supermarkets and grocery stores, to provide a premium online fresh grocery shopping experience with one-hour home delivery service. New Dada is the largest crowdsourcing logistics provider and O2O grocery platform in China.

•                                          During the first quarter, JD expanded its leadership position in fulfillment capabilities among China’s e-commerce companies. As of March 31, 2018, JD.com operated 515 warehouses covering an aggregate gross floor area of 10.9 million square meters in China.

•                                          JD.com had approximately 170,000 merchants on its online marketplace as of April 30, 2018, and a total of 163,543 full-time employees as of March 31, 2018.

First Quarter 2018 Financial Results

Net Revenues.  For the first quarter of 2018, JD.com reported net revenues of RMB100.1 billion (US$16.0 billion), representing a 33.1% increase from the same period in 2017. Net product revenues increased by 31.0%, while net service revenues increased by 60.0% in the first quarter of 2018, from the first quarter of 2017.

Cost of Revenues.  Cost of revenues increased by 33.5% to RMB86.0 billion (US$13.7 billion) in the first quarter of 2018 from RMB64.4 billion in the first quarter of 2017. This increase was primarily due to the growth of the company’s direct sales business, costs related to the logistics services provided to merchants and other partners, as well as traffic acquisition costs directly related to the online marketing services provided to merchants and suppliers.

Fulfillment Expenses.  Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, increased by 39.3% to RMB7.2 billion (US$1.1 billion) in the first quarter of 2018 from RMB5.2 billion in the first quarter of 2017. Fulfillment expenses as a percentage of net revenues was 7.2%, compared to 6.8% in the same period last year.

Marketing Expenses.  Marketing expenses increased by 24.7% to RMB3.5 billion (US$0.6 billion) in the first quarter of 2018 from RMB2.8 billion in the first quarter of 2017.

Technology and Content Expenses.  Technology and content expenses increased by 87.2% to RMB2.4 billion (US$0.4 billion) in the first quarter of 2018 from RMB1.3 billion in the first quarter of 2017 as a result of the company’s continual investment in top R&D talent and technology infrastructure.

General and Administrative Expenses.  General and administrative expenses increased by 16.5% to RMB1.1 billion (US$0.2 billion) in the first quarter of 2018 from RMB0.9 billion in the first quarter of 2017.

Income from operations and Non-GAAP income from operations5.  Operating income from continuing operations for the first quarter of 2018 was RMB4.4 million (US$0.7 million), compared to RMB661.3 million for the same period last year. Non-GAAP operating income from continuing operations for the first quarter of 2018 was RMB848.1 million (US$135.2 million), as compared to RMB1,427.5 million in the first quarter of 2017. Operating margin of JD Mall before unallocated items for the first quarter of 2018 was 2.1%, as compared to 2.2% for the same period last year.

5  Non-GAAP income/(loss) from operations is defined to exclude share-based compensation, amortization of intangible assets resulting from acquisitions, and certain other non-cash gain or loss items from income/(loss) from operations. Non-GAAP operating margin is calculated by dividing non-GAAP income/(loss) from operations by net revenues. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Non-GAAP EBITDA6 from continuing operations for the first quarter of 2018 was RMB1.6 billion (US$0.3 billion), as compared to RMB1.9 billion for the first quarter of 2017.

Others, net.  Others, net from continuing operations for the first quarter of 2018 was an income of RMB1,803.4 million (US$287.5 million), compared with an income of RMB44.8 million for the first quarter of 2017. The substantial increase was primarily due to gain from fair value change of long-term investments of RMB1,609.9 million (US$256.7 million) in accordance with the new financial instruments accounting standard adopted on January 1, 2018.

Net income attributable to ordinary shareholders and Non-GAAP Net income attributable to ordinary shareholders.  Net income from continuing operations attributable to ordinary shareholders for the first quarter of 2018 was RMB1,524.9 million (US$243.1 million), compared to RMB298.8 million for the same period last year. Non-GAAP net income from continuing operations attributable to ordinary shareholders for the first quarter of 2018 was RMB1,047.4 million (US$167.0 million), compared to RMB1,321.9 million for the same period last year.

Diluted EPS and Non-GAAP Diluted EPS.  Diluted net income per ADS from continuing operations for the first quarter of 2018 was RMB1.04 (US$0.17), compared to RMB0.21 for the first quarter of 2017. Non-GAAP diluted net income per ADS from continuing operations for the first quarter of 2018 was RMB0.71 (US$0.11), as compared to RMB0.92 for the first quarter of 2017.

Cash Flow and Working Capital

As of March 31, 2018, the company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB49.9 billion (US$8.0 billion), compared to RMB38.4 billion as of December 31, 2017. For the first quarter of 2018, free cash flow from continuing operations of the company was as follows:

	For the three months ended
	March 31, 2017	March 31, 2018	March 31, 2018
	RMB	RMB	USD
	(In thousands)

Net cash provided by/(used in) operating activities from continuing operations	5,888,136	(3,772,925)	(601,493)
Add/(less): Impact from JD Finance related credit products included in the operating cash flow	395,296	(1,279,454)	(203,975)
Less: Capital expenditures
Land use rights and construction in progress	(383,373)	(1,319,319)	(210,330)
Other CAPEX	(280,008)	(2,446,739)	(390,068)
Free cash flow	5,620,051	(8,818,437)	(1,405,866)

Net cash used in operating activities from continuing operations was RMB3.8 billion during the quarter, largely due to an RMB5.3 billion decrease in advance from customers for their marketplace purchases and payable to merchants related to a complex settlement process change that the company has been conducting since the second half of last year to settle the marketplace transactions directly through third party payment companies, as required by the regulators. The operating cash flow was also impacted by the timing of supplier payments as accounts payable decreased as of March 31, 2018 from the prior year-end. Such timing difference may vary from time to time.

Net cash used in investing activities from continuing operations was RMB0.9 billion (US$0.2 billion) for the first quarter of 2018, consisting primarily of increases in short-term investments of RMB3.4 billion, cash paid for capital expenditures of RMB3.8 billion, increases in investment in equity investees of RMB1.4 billion, offset by decreases in loans to JD Finance of RMB6.1 billion.

Net cash provided by financing activities from continuing operations was RMB13.3 billion (US$2.1 billion) for the first quarter of 2018, consisting primarily of proceeds from JD Logistics financing, partially offset by repayment of nonrecourse securitization debt.

For working capital turnover days, see table under “Supplemental Financial Information and Business Metrics.”

6  Non-GAAP EBITDA is defined as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions, and non-GAAP EBITDA margin is calculated by dividing non-GAAP EBITDA by net revenues. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Recent Development

JD Logistics Financing

As of March 31, 2018, JD Logistics, the logistics subsidiary of the company has substantially completed its financing with a total amount of approximately $2.55 billion, representing 19% of the ownership of JD Logistics on a fully diluted basis. The company remains as the majority shareholder of JD Logistics upon completion of the transaction. This financing round enables JD Logistics to further enhance its smart supply chain network and support both JD.com’s e-commerce business and logistic needs across a wide range of industries.

Second Quarter 2018 Guidance

Net revenues for the second quarter of 2018 are expected to be between RMB120 billion and RMB124 billion, representing a growth rate between 29% and 33% compared with the second quarter of 2017, excluding the impact from JD Finance for the 2017 period. This forecast reflects JD.com’s current and preliminary expectation, which is subject to change.

Conference Call

JD.com’s management will hold a conference call at 7:30 am, Eastern Time on May 8, 2018, (7:30 pm, Beijing/Hong Kong Time on May 8, 2018) to discuss the first quarter 2018 financial results.

Listeners may access the call by dialing the following numbers:

US Toll Free:	+1-845-675-0437 or +1-866-519-4004

Hong Kong	+852-3018-6771 or 800-906-601

Mainland China	400-6208-038 or 800-8190-121

International	+65-6713-5090

Passcode:	6989367

A telephone replay will be available from 11:30 am, Eastern Time on May 8, 2018 through 09:59 am, Eastern Time on May 16, 2018. The dial-in details are as follows:

US Toll Free:	+1-855-452-5696 or +1-646-254-3697

International	+61-2-8199-0299

Passcode:	6989367

Additionally, a live and archived webcast of the conference call will also be available on the company’s investor relations website at http://ir.jd.com.

About JD.com

JD.com is a leading technology driven e-commerce company and retail infrastructure service provider in China. Its cutting-edge retail infrastructure enables consumers to buy whatever they want, whenever and wherever they want it. The company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries. JD.com is the largest retailer in China, a member of the NASDAQ100 and a Fortune Global 500 company.

Non-GAAP Measures

In evaluating the business, the company considers and uses non-GAAP measures, such as non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to ordinary shareholders, non-GAAP net margin, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per weighted average number of shares and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP income/(loss) from operations as income/(loss) from operations excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, revenue from business cooperation arrangements with equity investees and impairment of goodwill and intangible assets. The company defines non-GAAP net income/(loss) attributable to ordinary shareholders as net income/(loss) attributable to ordinary shareholders excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, revenue from business cooperation arrangements with equity investees, gain on disposals of business, preferred shares redemption value accretion, income from non-compete agreement, reconciling items on the share of equity method investments, net income attributable to mezzanine classified non-controlling interest shareholders, fair value change of long-term investments, impairment of goodwill, intangible assets and investments. The company defines free cash flow as operating cash flow adding back the impact from JD Finance related credit products included in the operating cash flow and less capital expenditures, which include purchase of property, equipment and software, cash paid for construction in progress, purchase of intangible assets and land use rights. The company defines non-GAAP EBITDA as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP income/(loss) from operations, non-GAAP net income/(loss) attributable to ordinary shareholders and non-GAAP EBITDA reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from JD Finance related credit products included in the operating cash flow and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. The company also believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the company’s current operating performance and future prospects in the same manner as management does, if they so choose. The company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the company’s core operating results and business outlook.

The non-GAAP financial measures have limitations as analytical tools. The company’s non-GAAP financial measures do not reflect all items of income and expense that affect the company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The company encourages you to review the company’s financial information in its entirety and not rely on a single financial measure.

CONTACTS:

Investor Relations

Ruiyu Li

Senior Director of Investor Relations

+86 (10) 8912-6805

IR@JD.com

Media

Josh Gartner

VP, International Corporate Affairs

Press@JD.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to JD.com’s industry and general economic conditions in China. Further information regarding these and other risks is included in JD.com’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2017	March 31, 2018	March 31, 2018
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	25,688,327	35,203,966	5,612,340
Restricted cash	4,110,210	2,733,080	435,717
Short-term investments	8,587,852	11,944,140	1,904,177
Accounts receivable, net (including JD Baitiao of RMB12.9 billion and RMB14.3 billion as of March 31, 2018 and December 31, 2017, respectively)(1)	16,359,147	16,053,145	2,559,249
Advance to suppliers	394,574	524,649	83,641
Inventories, net	41,700,379	36,164,002	5,765,393
Prepayments and other current assets	7,391,602	6,776,082	1,080,267
Amount due from related parties	10,796,561	3,596,631	573,388
Total current assets	115,028,652	112,995,695	18,014,172
Non-current assets
Property, equipment and software, net	12,574,178	13,656,542	2,177,174
Construction in progress	3,196,516	3,460,934	551,754
Intangible assets, net	6,692,717	6,288,540	1,002,541
Land use rights, net	7,050,809	7,014,268	1,118,239
Goodwill	6,650,570	6,650,570	1,060,257
Investment in equity investees	18,551,319	19,420,394	3,096,068
Investment securities	10,027,813	11,514,276	1,835,646
Deferred tax assets	158,250	137,368	21,900
Other non-current assets (including JD Baitiao of RMB0.6 billion and RMB0.9 billion as of March 31, 2018 and December 31, 2017, respectively)(1)	2,227,942	2,279,474	363,402
Amount due from related parties	1,896,200	1,896,200	302,299
Total non-current assets	69,026,314	72,318,566	11,529,280
Total assets	184,054,966	185,314,261	29,543,452

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2017	March 31, 2018	March 31, 2018
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term borrowings	200,000	—	—
Nonrecourse securitization debt(1)	12,684,881	13,514,256	2,154,490
Accounts payable	74,337,708	62,217,990	9,919,011
Advances from customers	13,605,298	11,468,405	1,828,334
Deferred revenues	1,592,332	1,848,329	294,667
Taxes payable	658,220	360,474	57,468
Amount due to related parties	54,342	78,700	12,547
Accrued expenses and other current liabilities	15,117,840	17,380,499	2,770,859
Total current liabilities	118,250,621	106,868,653	17,037,376
Non-current liabilities
Deferred revenues	1,273,545	1,094,055	174,418
Nonrecourse securitization debt(1)	4,475,238	1,019,290	162,499
Unsecured senior notes	6,447,357	6,207,721	989,657
Deferred tax liabilities	882,248	874,274	139,380
Other non-current liabilities	337,254	305,828	48,756
Total non-current liabilities	13,415,642	9,501,168	1,514,710
Total liabilities	131,666,263	116,369,821	18,552,086

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2017	March 31, 2018	March 31, 2018
	RMB	RMB	US$

Redeemable non-controlling interests(2)	—	14,293,378	2,278,701

SHAREHOLDERS’ EQUITY
Total JD.com, Inc. shareholders’ equity (US$0.00002 par value, 100,000,000 shares authorized, 2,938,709 shares issued and 2,854,454 shares outstanding as of March 31, 2018)	52,040,814	54,199,693	8,640,706
Non-controlling interests	347,889	451,369	71,959
Total shareholders’ equity	52,388,703	54,651,062	8,712,665
Total liabilities, redeemable non-controlling interests and shareholders’ equity	184,054,966	185,314,261	29,543,452

(1) Due to certain pre-existing contractual arrangement, the company remains as the legal owner of the consumer credit (known as JD Baitiao) receivables until they are repaid or sold through the new asset-backed securitization (“ABS”) plan as described below. JD Finance continues to perform the credit risk assessment services for the JD Baitiao business and purchase the over-due receivables from the company at carrying value to absorb the risks and obtain the rewards from JD Baitiao business. The company also assisted JD Finance in various ABS to raise funds to support the JD Baitiao business. JD Finance acts as the servicer of the ABS and also subscribes to the subordinate tranche. Due to the company’s continuing involvement right in ABS under the historical arrangement prior to October 2017, the company was not able to derecognize the related Baitiao receivables through the legacy ABS under U.S. GAAP. Beginning October 2017, the company revised certain structural arrangements for the issuance of ABS to relinquish its continuing involvement right, and has been able to derecognize certain Baitiao receivables through the new ABS plan. As a result, the balances of Baitiao receivables are expected to decrease gradually in the future with the adoption of the new ABS plan, and nonrecourse securitization debt balance will gradually decrease upon the settlement of the legacy ABS plan.

(2) Redeemable non-controlling interests were recognized in the first quarter of 2018 as a result of JD Logistics’ preferred shares financing. See “Recent Development” for further details.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In thousands, except per share data)

	For the three months ended
	March31, 2017	March 31, 2018	March 31, 2018
	RMB	RMB	US$
Net revenues(5)
Net product revenues	69,825,449	91,498,076	14,586,945
Net service revenues	5,392,738	8,629,825	1,375,797
Total net revenues	75,218,187	100,127,901	15,962,742
Operating expenses(7)(8)
Cost of revenues	(64,393,726)	(85,969,599)	(13,705,576)
Fulfillment	(5,150,584)	(7,173,399)	(1,143,609)
Marketing	(2,799,531)	(3,491,419)	(556,614)
Technology and content	(1,289,061)	(2,413,034)	(384,694)
General and administrative	(923,962)	(1,076,019)	(171,543)
Total operating expenses	(74,556,864)	(100,123,470)	(15,962,036)
Income from operations	661,323	4,431	706
Other income/(expenses)
Share of results of equity investees	(520,041)	(496,597)	(79,169)
Interest income(3)	372,325	545,725	87,001
Interest expense(4)	(190,106)	(228,664)	(36,454)
Others, net(6)	44,764	1,803,369	287,499
Income before tax	368,265	1,628,264	259,583

(3) Interest income charged to JD Finance in relation to nonrecourse securitization debt were RMB123.8 million and RMB170.9 million for the three months ended March 31, 2017 and 2018, respectively, same as the interest expense below.

(4) Interest expense in relation to nonrecourse securitization debt were the same RMB123.8 million and RMB170.9 million for the three months ended March 31, 2017 and 2018, respectively.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In thousands, except per share data)

	For the three months ended
	March31, 2017	March31, 2018	March31, 2018
	RMB	RMB	US$

Income before tax	368,265	1,628,264	259,583
Income tax expenses	(89,683)	(151,018)	(24,076)
Net income from continuing operations	278,582	1,477,246	235,507
Net income from discontinued operations, net of tax	77,114	—	—
Net income	355,696	1,477,246	235,507
Net loss from continuing operations attributable to non-controlling interests shareholders	(20,192)	(47,872)	(7,632)
Net loss from discontinued operations attributable to non-controlling interests shareholders	(2,313)	—	—
Net income from continuing operations attributable to mezzanine classified non-controlling interests shareholders	—	178	28
Net income from discontinued operations attributable to mezzanine classified non-controlling interests shareholders	139,139	—	—
Net income attributable to ordinary shareholders	239,062	1,524,940	243,111

Including: Net loss from discontinued operations attributable to ordinary shareholders	(59,712)	—	—
Net income from continuing operations attributable to ordinary shareholders	298,774	1,524,940	243,111

(5) The company adopted the new revenue standard on January 1, 2018 using the modified retrospective transition method with an increase to retained earnings by approximately RMB0.3 billion. The adjustments primarily related to unredeemed portion of prepaid cards, from which the company began to recognize revenue from estimated unredeemed prepaid cards over the expected customer redemption period, rather than waiting until prepaid cards expire or when the likelihood of redemption becomes remote. The impact of applying the new revenue standard for the three months ended March 31, 2018 resulted in an increase in net product revenues of approximately RMB32 million.

(6) The company adopted the new financial instruments accounting standard on January 1, 2018 and approximately RMB1.2 billion of accumulated other comprehensive income for the available-for-sale equity securities that existed as of December 31, 2017 was reclassified into retained earnings upon the initial adoption. After the adoption of this new accounting standard, the company will measure its long-term investments other than equity method investments at fair value with gains or losses recorded through the income statements, which could vary significantly from quarter to quarter. The impact of applying this new standard for the three months ended March 31, 2018 resulted in an increase of approximately RMB1.6 billion in Others, net.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In thousands, except per share data)

	For the three months ended
	March 31, 2017	March 31, 2018	March 31, 2018
	RMB	RMB	US$
(7) Includes share-based compensation expenses as follows:
Cost of revenues	(3,758)	(13,421)	(2,140)
Fulfillment	(76,971)	(83,292)	(13,279)
Marketing	(20,773)	(34,503)	(5,501)
Technology and content	(116,384)	(175,902)	(28,043)
General and administrative	(318,302)	(326,990)	(52,130)
(8) Includes amortization of intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(41,544)	(41,887)	(6,678)
Marketing	(301,101)	(303,811)	(48,435)
Technology and content	(20,661)	(24,261)	(3,868)
General and administrative	(76,326)	(76,326)	(12,168)

Net income/(loss) per share:
Basic
Continuing operations	0.11	0.53	0.09
Discontinued operations	(0.02)	—	—
Net income per share	0.08	0.53	0.09
Diluted
Continuing operations	0.10	0.52	0.08
Discontinued operations	(0.02)	—	—
Net income per share	0.08	0.52	0.08

Net income/(loss) per ADS:
Basic
Continuing operations	0.21	1.07	0.17
Discontinued operations	(0.04)	—	—
Net income per ADS	0.17	1.07	0.17
Diluted
Continuing operations	0.21	1.04	0.17
Discontinued operations	(0.04)	—	—
Net income per ADS	0.17	1.04	0.17

JD.com, Inc.

Unaudited Non-GAAP Net Income Per ADS from Continuing Operations

(In thousands, except per share data)

	For the three months ended
	March 31, 2017	March 31, 2018	March 31, 2018
	RMB	RMB	US$

Non-GAAP net income from continuing operations attributable to ordinary shareholders	1,321,935	1,047,415	166,985

Weighted average number of shares:
Basic	2,837,203	2,854,368	2,854,368
Diluted	2,887,938	2,939,178	2,939,178

Non-GAAP net income per ADS from continuing operations(9):
Basic	0.93	0.73	0.12
Diluted	0.92	0.71	0.11

(9) Non-GAAP basic net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per share multiplied by two.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows and Free Cash Flow

(In thousands)

	For the three months ended
	March 31, 2017	March 31, 2018	March 31, 2018
	RMB	RMB	US$

Net cash provided by/(used in) continuing operating activities	5,888,136	(3,772,925)	(601,493)
Net cash used in discontinued operating activities	(1,416,762)	—	—
Net cash provided by/(used in) operating activities(10)	4,471,374	(3,772,925)	(601,493)
Net cash used in continuing investing activities	(4,237,557)	(941,140)	(150,040)
Net cash used in discontinued investing activities	(2,507,235)	—	—
Net cash used in investing activities(10)	(6,744,792)	(941,140)	(150,040)
Net cash provided by continuing financing activities	2,316,649	13,307,073	2,121,460
Net cash provided by discontinued financing activities	5,672,710	—	—
Net cash provided by financing activities	7,989,359	13,307,073	2,121,460
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(36,621)	(454,499)	(72,458)
Net increase in cash, cash equivalents and restricted cash	5,679,320	8,138,509	1,297,469
Cash, cash equivalents and restricted cash at beginning of period	24,163,650	29,798,537	4,750,588
Cash, cash equivalents and restricted cash at end of period	29,842,970	37,937,046	6,048,057
Less: Cash, cash equivalents and restricted cash of discontinued operations	8,051,519	—	—
Cash, cash equivalents and restricted cash of continuing operations at end of period	21,791,451	37,937,046	6,048,057

Net cash provided by/(used in) operating activities from continuing operations	5,888,136	(3,772,925)	(601,493)
Add/(less): Impact from JD Finance related credit products included in the operating cash flow	395,296	(1,279,454)	(203,975)
Less: Capital expenditures
Land use rights and construction in progress	(383,373)	(1,319,319)	(210,330)
Other CAPEX	(280,008)	(2,446,739)	(390,068)
Free cash flow	5,620,051	(8,818,437)	(1,405,866)

(10) As a result of new accounting guidance adopted on January 1, 2018, the consolidated statements of cash flows were retrospectively adjusted to include restricted cash in cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The impact of the retrospective reclassification on cash flows of operating activities and investing activities for the three months ended March 31, 2017 was an increase of RMB83 million and RMB1,104 million, respectively, the impact on cash flows of operating activities and investing activities for the three months ended March 31, 2018 was a decrease of RMB1,538 million and an increase of RMB161 million, respectively.

JD.com, Inc.

Supplemental Financial Information and Business Metrics

	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2018

Free cash flow(11) - trailing twelve months (“TTM”) (in RMB billions)	17.8	31.0	17.1	17.7	3.3
Inventory turnover days(12) — TTM	36.7	36.3	36.9	38.1	37.2
Accounts payable turnover days(13) — TTM	52.3	56.2	58.4	59.1	58.2
Accounts receivable turnover days(14) — TTM	1.2	1.2	1.3	1.4	1.6
GMV(15) (in RMB billions)	253.2	335.3	302.5	403.4	330.2
Annual active customer accounts(16) (in millions)	236.5	258.3	266.3	292.5	301.8

(11) As a result of new accounting standard adopted on January 1, 2018, the consolidated statements of cash flows were retrospectively adjusted to include restricted cash in cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The impact of the retrospective reclassification on free cash flows for TTM Q1 2017, TTM Q2 2017, TTM Q3 2017,TTM Q4 2017 and TTM Q1 2018 was an increase of RMB0.5 billion, RMB2.1 billion, RMB2.5 billion, RMB2.0 billion and RMB0.4 billion, respectively. For free cash flow movement in the first quarter of 2018, see discussions under section “Cash Flow and Working Capital”.

(12) Inventory turnover days are the quotient of average inventory over five quarter ends to total cost of revenues for the last twelve months and then multiplied by 360 days.

(13) Accounts payable turnover days are the quotient of average accounts payable over five quarter ends to total cost of revenues for the last twelve months and then multiplied by 360 days. Presented are the accounts payable turnover days for the direct sales business.

(14) Accounts receivable turnover days are the quotient of average accounts receivable over five quarter ends to total net revenues of the last twelve months and then multiplied by 360 days. Presented are the accounts receivable turnover days excluding the impact from JD Baitiao.

(15) GMV is defined as the total value of all orders for products and services placed in the company’s online direct sales business and on the company’s online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned. GMV includes orders placed on our websites and mobile apps as well as orders placed on third-party websites and mobile apps that are fulfilled by us or by our third-party merchants. GMV includes shipping charges paid by buyers to sellers and excludes certain transactions over certain amounts that are comparable to the disclosed parameters in GMV definition by our major industry peer.

(16) Annual active customer accounts are customer accounts that made at least one purchase during the twelve months ended on the respective dates, whether through online direct sales or online marketplaces.

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended
	March 31, 2017	March 31, 2018	March 31, 2018
	RMB	RMB	US$

Income from operations from continuing operations	661,323	4,431	706
Reversal of: Revenue from business cooperation arrangements with equity investees	(209,631)	(236,737)	(37,741)
Add: Share-based compensation	536,188	634,108	101,093
Add: Amortization of intangible assets resulting from assets and business acquisitions	439,632	446,285	71,149
Non-GAAP income from operations from continuing operations	1,427,512	848,087	135,207
Add: Depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions	512,556	748,260	119,290
Non-GAAP EBITDA from continuing operations	1,940,068	1,596,347	254,497

Total net revenues	75,218,187	100,127,901	15,962,742

Non-GAAP operating margin from continuing operations	1.9%	0.8%	0.8%

Non-GAAP EBITDA margin from continuing operations	2.6%	1.6%	1.6%

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended
	March31, 2017	March 31, 2018	March 31, 2018
	RMB	RMB	US$
Net income from continuing operations attributable to ordinary shareholders	298,774	1,524,940	243,111
Add: Share-based compensation	536,188	634,108	101,093
Add: Amortization of intangible assets resulting from assets and business acquisitions	439,632	446,285	71,149
Add: Reconciling items on the share of equity method investments(17)	222,283	301,421	48,054
Add: Impairment of goodwill, intangible assets, and investments	55,194	6,088	971
Add: Net income attributable to mezzanine classified non-controlling interests shareholders	—	178	28
Reversal of: Gain from fair value change of long-term investments, net of tax	—	(1,609,920)	(256,659)
Reversal of: Revenue from business cooperation arrangements with equity investees	(209,631)	(236,737)	(37,741)
Reversal of: Income from non-compete agreement	(20,505)	(18,948)	(3,021)
Non-GAAP net income from continuing operations attributable to ordinary shareholders	1,321,935	1,047,415	166,985

Total net revenues	75,218,187	100,127,901	15,962,742
Non-GAAP net margin from continuing operations	1.8%	1.0%	1.0%

(17) The reconciling items on the share of equity method investments consist of the impact of share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, share of amortization of equity investments’ intangibles not on their books, and net income attributable to mezzanine equity holder. Earning from equity method investments in publicly listed companies and certain privately held companies is recorded one quarter in arrears.